Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Receives Second Purchase Order for Renaissance™
System from Italy Distribution Partner

CAESAREA, Israel – March 24, 2014 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today that it has received an order for a Renaissance system from AB Medica SpA, its distribution partner in Italy. This represents the second Renaissance sold in Italy. The system will be installed at a prominent hospital in Italy.

“We are pleased with the purchase of the second Renaissance system in the Italian market. AB Medica, our distributor partner in Italy is moving forward, building the install base and reputation of the Renaissance system in Italy," commented Ori Hadomi, Mazor's Chief Executive Officer.  “Our efforts in the U.S. and Asia continue to demonstrate positive momentum, and this system sale in Italy reflects our renewed effort in Europe.”

AB Medica SpA distributes some of the most innovative medical products in the fields of robotics, minimally invasive surgery (MIS), interventional cardiology, radiology and more in Italy. The company has successfully introduced an impressive range of revolutionary technologies in multiple market segments that are shaping the future of healthcare delivery

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 45,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and federal securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company’s sales efforts in the U.S. and Asia demonstrating positive momentum and renewed sales efforts in Europe, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC), including those discussed under the heading "Risk Factors" in Mazor’s prospectus dated October 29, 2013.  For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
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212.850.6020; 646.201.5447

John Carter/David Schemelia – Media
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212.850.6021